

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



DC
No Act
P.E. 2-2-07



07050066

April 3, 2007

J. Craig Walker
Bell, Boyd & Lloyd LLP
70 West Madison Street, Suite 3100
Chicago, IL 60602-4207

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/3/2007

Re: AmerInst Insurance Group, Ltd.
Incoming letter dated February 2, 2007

Dear Mr. Walker:

This is in response to your February 2, 2007 letter concerning the shareholder proposal submitted to AmerInst by Bruce W. Breitweiser. We also have received a letter from the proponent dated February 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Bruce W. Breitweiser
1504 East Washington Street
Bloomington, IL 61701

BELL BOYD
BELL, BOYD & LLOYD LLP

70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
312.372.1121 • Fax 312.827.8000

J. CRAIG WALKER
312.807.4321
jwalker@bellboyd.com
DIRECT FAX: 312.827.8179

February 2, 2007


SEC MAIL PROCESSING
RECEIVED
FEB 0 2 2007
WASH, D.C.
202
SECTION

BY HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2007 Annual Shareholders' Meeting Shareholder Proposals and Request for No-Action Advice

Ladies and Gentlemen:

On behalf of AmerInst Insurance Group, Ltd. (the "**Company**"), we are filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), six copies of this letter, which includes the following items: (i) a submission received from Bruce W. Breitweiser (the "**Original 2007 Submission**"), a shareholder of the Company, proposed to be presented at the Company's 2007 Annual General Meeting of Shareholders (the "**2007 Meeting**") and his related statement in support of his submission, attached hereto as Exhibit A, (ii) the Company's timely response to Mr. Breitweiser (the "**Company Response**") informing him that his submission did not meet the requirements of Rule 14a-8(c), attached hereto as Exhibit B, (iii) a revised submission received from Mr. Breitweiser (the "**Revised 2007 Submission**") and his related statement in support of his submission, attached hereto as Exhibit C, and (iv) a statement of the reasons why the Company believes that the submission may be omitted from its proxy materials (the "**Company Statement**"). The Company respectfully requests that the Staff advise the Company that the Staff will not recommend any action to the Securities and Exchange Commission (the "**Commission**") if the Revised 2007 Submission is so omitted. A copy of the Company Statement setting forth the reasons why the Company believes that it is proper to omit the Revised 2007 Submission has been furnished to Mr. Breitweiser as required by Rule 14a-8(j)(1).

After careful consideration, we believe that the Revised 2007 Submission may be omitted from the proxy materials for the 2007 Meeting currently scheduled to be held on May 31, 2007. Omission is proper under Rules 14a-8(c) and 14a-8(f)(1) (pertaining to the submission of multiple proposals), Rule 14a-8(i)(7) (pertaining to a proposal that deals with a matter relating to the Company's ordinary business operations), and Rule 14a-8(i)(3) (pertaining to violation of the proxy rules).

BACKGROUND

The Company.

The Company commenced business in 1988 to provide a stabilizing influence on the design, pricing, and availability of accountants professional liability insurance for individual certified public accountant ("**CPA**") practitioners and small CPA firms. During the three years prior to the Company's formation, the market for accountants malpractice insurance had severely deteriorated: the number of commercial underwriters covering that risk had declined from eighteen to three; policy limits were sharply reduced; coverage was restricted; and premium rates were increased by as much as 1,000%. These conditions caused many practitioners to reduce their coverage, and some to forgo it entirely. That crisis caused the American Institute of Certified Public Accountants ("**AICPA**"), through its Professional Liability Insurance Plan Committee ("**PLIP Committee**"), to explore possibilities for ameliorating the adverse and deteriorating market conditions. The result was the formation of the Company, which initially was intended to directly insure individual CPAs and small CPA firms. When the market for accountants professional liability insurance improved sooner than expected, this intention evolved into the Company reinsuring the accountants malpractice liability insurance policies underwritten on a primary basis by the commercial underwriter endorsed by the PLIP Committee. Since 1993, CNA Financial Corporation ("**CNA**") has been so endorsed and reinsured by the Company. CNA currently insures about 25,000 individual practitioners and local firms throughout the country.

In order to assure the protection to the accounting profession afforded by the availability of professional liability insurance, the Company sought to insure continued control of the Company by certified public accountants by including in its bye-laws the requirements that (i) all shareholders must be, individually or corporately, certified public accountants, practicing in a firm of fewer than 250 professionals, and members of the AICPA or a similar State Society, and (ii) all transfers of shares of the Company's stock be approved by the Board of Directors of the Company (the "**Board**"). Further, at the time of the initial sale of shares by the Company, the Company adopted a policy to prevent control by any one or several firms by limiting the number of shares any single shareholder could own. As a result of these restrictions, there has never been, nor has any shareholder ever had reason to expect there to be, a free and liquid market for the Company's shares.

Consistent with its original purpose, the Company remains as a stand-by direct insurer of accountants professional liability for individual CPAs and local firms if the commercial market becomes unwilling or unable to offer such coverage for a reasonable premium and on reasonable terms. To this end, the Company has regularly reinvested a portion of its earnings to increase its net worth, which has grown from an initial $7.4 million to approximately $19.1 million as of September 30, 2006, after the payment of annual dividends since 1995 totaling about $12.1

million, including a $3.5 million special dividend paid in January of 2004, and repurchases of Company stock totaling approximately $6.3 million through September 30, 2006. The Company has been profitable in fifteen of eighteen full years of operation (including every year since 2003, when Mr. Breitweiser left the Company's Board), even though its loss reserving, under the guidance of an independent actuarial firm, has been conservative. Thus, each shareholder, in its capacity as a CPA, has available to it standby protection from the Company for malpractice coverage, which is essential for the conduct of an individual's or a firm's professional practice. The Company's existing net worth would, under Bermuda insurance regulations, permit it to provide, at current market premium rates, $1,000,000 of primary malpractice coverage to each of its more than 2,000 shareholders, with considerable unused capacity available to underwrite insurance for other accountants.

The Company, therefore, has two primary objectives, each of which imposes fiduciary duties on the board with respect to the Company: first, to provide standby insurance coverage to individual CPAs and small CPA firms (on a priority basis, in the case of the Company's shareholders); and, second, to provide a reasonable return on the invested capital of shareholders, which are limited to individual CPAs and small CPA firms.

Mr. Breitweiser's Involvement with the Company and Past Submissions.

Mr. Breitweiser served as a director of the Company and its predecessor company, AmerInst Insurance Group, Inc., from 1991 to 2003. His last positions were Vice Chairman of the Board and chairman of the audit committee of the Board. During the latter half of 2003, and after he was no longer a member of the Board, Mr. Breitweiser wrote the Company seeking the Board's endorsement of a proposed offer by him to purchase all of the Company's shares at 75% of book value, subject to certain downward adjustments. He had intimate familiarity with the value of the Company, its loss reserves, and its business prospects based upon confidential information gained by him in a fiduciary capacity as Vice Chairman of the Board and as chairman of its audit committee. The stated purpose of his proposal was to "maximize" shareholder value. The 25% discount from book value would have accrued solely to Mr. Breitweiser, as would any gain in excess of book value upon liquidation of the Company.

Mr. Breitweiser's request prompted a comprehensive review by the Board of the business of the Company, its history, its prospects, and, most importantly, its basic corporate purpose. This included discussions with CNA, which reaffirmed that the Company's reinsurance of the CNA accountants professional liability programs—which are endorsed by the AICPA—provides major value to those insureds, as well as to the accounting profession generally, thereby fulfilling one of its primary objectives. Based on its detailed review, the Board rejected Mr. Breitweiser's proposal because it would undermine the basic mission of the Company and because the price offered was inadequate for a controlling interest in the Company.

Mr. Breitweiser then submitted a proposal (the "**2004 Proposal**") for inclusion in the proxy solicitation materials for the 2004 Annual General Meeting (the "**2004 Meeting**") urging the Board to consider a prompt sale of the Company to a suitable bidder at a price that would maximize shareholder value. Since he was the only person who had expressed any then current interest in acquiring the Company, this was a transparent attempt to ask shareholders to recommend a sale to himself. Mr. Breitweiser's 2004 Proposal is set forth below:

> "Proposal
>
> Resolved that the shareholders of AmerInst Insurance Group, Ltd. urge the AmerInst Insurance Group, Ltd. Board of Directors to arrange for the prompt sale of AmerInst Insurance Group, Ltd. to a suitable bidder at a price that will maximize shareholder value."

The Board included the 2004 Proposal in the 2004 Meeting proxy solicitation materials distributed to shareholders, together with a statement of the Board against adoption of the 2004 Proposal, as contrary to the purpose and prospects of the Company. At the 2004 Meeting, Mr. Breitweiser's proposal received 55,826 votes "for," 89,944 votes "against," and 12,729 abstentions, with 173,252 shares not voted. The votes "against" included 31,780 shares then held by AmerInst Investment Company, Ltd., a wholly owned subsidiary of the Company (**"Investco"**). Mr. Breitweiser's proposal was supported by approximately 18.6% of the outstanding shares, excluding those held by Investco.

In September 2004, Mr. Breitweiser again solicited the Board to sell the Company to him, marginally increasing his offer from 75% to 82.57% of book value (as calculated by Mr. Breitweiser). After a special meeting called to consider Mr. Breitweiser's latest proposal, this offer was not accepted by the Board.

Mr. Breitweiser then requested the inclusion in the proxy materials for the 2005 Annual General Meeting of a proposal that the Company's shareholders approve a requirement that the Board immediately discontinue the practice of voting shares of the Company held by Investco (the **"2005 Proposal"**).

Mr. Breitweiser's 2005 Proposal is set forth below:

> "Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of voting shares of AmerInst Insurance Group, Ltd. owned by AmerInst Investment Company, Ltd., (treasury shares)."

Mr. Breitweiser's 2005 Proposal received 53,669 votes "for," 138,227 votes "against," and 1,697 abstentions, with 138,158 shares not voted. The votes "against" included 102,647 shares then held by Investco; if those shares are excluded, the votes against totalled 35,580. Mr. Breitweiser's proposal was supported by approximately 23.4% of the outstanding shares, excluding those held by Investco.

In view of these results, the Company's board of directors thoroughly studied the issues relating to the voting of Company shares held by Investco, including seeking the advice of Bermuda counsel. After doing so, the board adopted a policy that Investco will not vote

Company shares held by it in director elections, except to attain a quorum, and will not vote such shares on shareholder resolutions where more than 50% of all shares outstanding, other than Investco shares, vote in favor of the resolution. The adoption of this policy was described in a letter from the Company's Chairman to shareholders dated September 30, 2005.

Despite the adoption of this policy by the board, Mr. Breitweiser again requested the inclusion in the proxy materials for the 2006 Annual General Meeting of a proposal relating to the Company shares held by Investco (the "**Initial 2006 Proposal**"). The Company sent a no-action request letter relating to the Initial 2006 Proposal to the Commission on February 13, 2006. By letter dated April 14, 2006, the Staff responded that unless Mr. Breitweiser recast his proposal "as a recommendation or request to the board" within seven days of receiving the Staff's letter, the Staff would not recommend enforcement action to the Commission if the Company excluded the Initial 2006 Proposal. Mr. Breitweiser then revised his proposal to make it advisory, rather than mandatory (as so revised, the "**Revised 2006 Proposal**").

Mr. Breitweiser's Revised 2006 Proposal is set forth below:

> "Resolved that the shareholders of AmerInst Insurance Group, Ltd. recommend the AmerInst Insurance Group, Ltd. Board of Directors to take whatever steps necessary, including changing the bye-laws, to remove voting rights from its shares owned by AmerInst Investment Company, Ltd."

Mr. Breitweiser's Revised 2006 Proposal received 49,847 votes "for," 151,556 votes "against," and 3,226 abstentions, with 127,112 shares not voted. The votes "against" included 106,652 shares then held by Investco; if those shares are excluded, the votes against totaled 44,904. Mr. Breitweiser's proposal was supported by approximately 22.1% of the outstanding shares, excluding those held by Investco.

Mr. Breitweiser's 2007 Submission.

Despite the rejection of his 2005 Proposal and Revised 2006 Proposal, Mr. Breitweiser again, as part of his Original 2007 Submission, requested the inclusion in the proxy materials for the 2007 Meeting of a proposal relating to the Company shares held by Investco. His request also included two additional proposals, one relating to non-accountants' professional liability initiatives and one proposing "the sale of any business known as 'RINITS'" and the replacement of all funds expended and income lost from that endeavor. The Original 2007 Submission was received by the Company on December 28, 2006. Notwithstanding the fact that Mr. Breitweiser had revised his Initial 2006 Proposal in response to the Staff's comments to make it advisory, the proposals in his Original 2007 Submission were expressed as mandatory. The Company Response, dated January 9, 2007 and sent via overnight courier to Mr. Breitweiser, notified Mr. Breitweiser that his Original 2007 Submission did not comply with Rule 14a-8(c), because his Original 2007 Submission contained three separate shareholder proposals. The Company Response also suggested that any revised proposal be advisory. As noted earlier, the Original 2007 Submission and the Company Response are attached to this letter as Exhibits A and B, respectively.

Mr. Breitweiser then sent his Revised 2007 Submission to the Company, which was received by the Company on January 24, 2007. While the Revised 2007 Submission did change the nature of the proposals from mandatory to advisory, the submission was not revised to contain only one proposal. Instead, the Revised 2007 Submission now contains a total of four separate proposals, with the first two being substantively the same as the first two in the Original 2007 Submission, and the third proposal from the Original 2007 Submission having been replaced with the third and fourth proposals in the Revised 2007 Submission.

REVISED 2007 SUBMISSION AND SUPPORTING STATEMENT

The Revised 2007 Submission and supporting statement are set forth below:

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. request the Board of Directors implement a plan of action in 2007 to: (1) remove voting rights from its shares owned by AmerInst Investment Company, Ltd., (2) discontinue funding any initiatives other than insurance of accountants' professional liability coverage, (3) arrange for the sale of any business known as "RINITS", and (4) replace all monies invested or expended on this venture and replace the income lost by such funds not being in the investment portfolio."

SUPPORTING STATEMENT SUBMITTED BY MR. BREITWEISER

"I served as a Director of AmerInst Insurance Group, Ltd. (AmerInst), and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer service is Chairman Katch.

The market for CPA shareholders of AmerInst desirous of selling their shares (and for estates of deceased shareholders) is the redemption of such shares by a wholly-owned subsidiary, AmerInst Investment Company, Ltd. (Investco). The voting proxy for Investco-owned shares is given to Board members of its parent company, AmerInst.

Only CPA shareholders should have voting rights. At September 30, 2006, Investco owned 231,785 shares, or over 23% of the shares of AmerInst. The Board practice to provide liquidity to CPA shareholders through redemption will increase the holdings of Investco and increase the control block of votes for Board proxy. As more shares are redeemed the Board will control 51% of AmerInst.

My prior shareholder proposals, to prohibit Investco from voting the shares of AmerInst, were supported by a majority of the voting CPA shareholders. The Chairman acknowledged at the annual meeting the clear significance of this result.

> AmerInst is a Company established to provide security to the practicing CPA profession for professional liability insurance. When fully disclosed, I believe the shareholders will disagree with the present Board practice of funding non-insurance initiatives, and compensating the Board members for services rendered in these non-insurance initiatives. The 2005 compensation for Directors was $360,435. Directors should be compensated for their efforts, but not for efforts beyond the scope of the insurance activity.
>
> The *Return to Our Mission* resolution gives all AmerInst CPA shareholders the opportunity to again send a clear message to the Board that they still oppose the present ability of the Board being able to influence, and possibly control, the outcome of any shareholder vote, and also oppose the direction of the Board to take the Company outside of the insurance activity.
>
> I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,
>
> THANK YOU"

COMPANY STATEMENT OF REASONS WHY THE REVISED 2007 PROPOSAL MAY BE OMITTED

Application of Rules 14a-8(c) and 14a-8(f)(1)

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the Company notifies the shareholder within 14 days that the shareholder's proposal violates the proxy rules, and the shareholder fails to submit a corrected proposal within 14 days after the shareholder receives the company's notice. Relying on these rules, the Staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal and does not reduce the number of proposals to one following notice from the company. *See, e.g., Compuware Corp.* (July 3, 2003) (proposals to have CEO reimburse the company for life insurance premiums, use competitive bidding for printing contracts, terminate promotional contracts, have the CEO devote 100% of his time to increasing sales and profitability, and make more frequent press releases and 8-K filings were excludable because the proponent exceeded the one proposal limitation), *BostonFed Bancorp, Inc.* (March 5, 2001) (proposals to alter charter and bylaws to remove restrictions relating to shareholder meetings, voting, actions by written consent, and remove provisions relating to election of classified board deemed to be more than one proposal), and *American Electric Power Co., Inc.* (January 2, 2001) (multi-part proposal that the proponent claimed all related to "corporate governance" deemed to be multiple proposals).

Mr. Breitweiser's Original 2007 Submission contained three separate shareholder proposals. As required by Rule 14a-8(f)(1), the Company notified Mr. Breitweiser within the appropriate time frame that his proposal did not comply with Rule 14a-8(c). Mr. Breitweiser responded by sending the Revised 2007 Submission. Notwithstanding the fact that the shareholder proposals in Mr. Breitweiser's Revised 2007 Submission had been condensed into one paragraph, Mr. Breitweiser had actually increased the number of proposals to four, rather than reducing the number to one in compliance with Rule 14a-8(c). Therefore, Mr. Breitweiser has failed to submit a corrected proposal complying with Rule 14a-8(c) within the time frame required under Rule 14a-8(f)(1).

Under certain circumstances, the Staff has taken the position that multiple proposals will be deemed to constitute one proposal if they relate to a single, well-defined unifying concept. *See, e.g. Computer Horizons Corp.* (Apr. 1, 1993) (multiple elements of a proposal deemed to all relate to the concept of elimination of takeover defenses). However, the proposals contained in the Revised 2007 Submission are all separate and distinct. The first proposal seeks to remove voting rights from a subsidiary of the Company, the second proposal seeks to control what lines of business the Company can be in, the third proposal seeks the sale of particular assets of the Company, and the fourth proposal seeks replacement of income spent on a certain business venture and replacement of lost profits. These proposals do not relate to a single, well-defined unifying concept. They each address clearly distinct issues; there is no connection, for example, between voting of shares held by a subsidiary and the sale of particular assets. A shareholder might well wish to vote differently as to each of these proposals, but would be unable to do so if they were allowed to be treated as one proposal.

Accordingly, the Revised 2007 Submission should be excluded under Rule 14a-8(f)(1) and Rule 14a-8(c).

Application of Rule 14a-8(i)(7) (Relating to Ordinary Business Operations)

Rule 14a-8(i)(7) permits a company to exclude a proposal from its proxy statement if the proposal deals with a matter relating to the Company's ordinary business operations. The second and third shareholder proposals contained in the Revised 2007 Submission both deal with the Company's ordinary business operations.

The second proposal of the Revised 2007 Submission seeks to have the Company "discontinue funding any initiatives other than insurance of accountants' professional liability coverage." The Staff has repeatedly permitted the exclusion of shareholder proposals that seek to prevent a company from engaging in a particular line of business or offering a particular product or service. *See, e.g. General Electric Co.* (Feb. 4, 1999) (proposal to cease the sale of long-term care insurance excludable as relating to ordinary business operations) and *Marriott Int'l Inc.* (Feb. 13, 2004) (proposal to prevent hotel operator from offering adult material to its guests excludable as "relating to ordinary business matter (i.e., the sale and display of a particular product...)").

The third proposal of the Revised 2007 Submission seeks to have the Company arrange the sale of the Company's RINITS initiative. The Staff has consistently permitted the exclusion of shareholder proposals relating to the acquisition or disposition of non-core business or assets. *See, e.g. Associated Estates Realty Corp.* (March 23, 2000) (proposal relating to CEO compensation and institution of business plan which was to include the disposition of non-core businesses and assets was deemed excludable because it "relates in part to ordinary business operations (e.g., the disposition of non-core businesses and assets)."), and *General Electric Co.* (Jan. 22, 2001) (proposal requesting disposition of broadcast division that represented 5.2% of revenues excludable "as relating to ordinary business operations (i.e., the disposition of a business or assets not related to GE's core products and services)."). The Company's core business is providing accountants' professional liability coverage. The Company's RINITS initiative relates to the development and marketing of a reinsurance securitization product, has not generated any revenues to date, and is not a part of the Company's core business.

Because the second and third proposals in the Revised 2007 Submission relate to non-core businesses or assets, and are therefore within the ordinary business operations of the Company, the Revised 2007 Submission is excludable under Rule 14a-8(i)(7).

Application of Rule 14a-8(i)(3) (Violation of Proxy Rules)

The Staff has repeatedly determined that a Company may exclude a proposal in its entirety pursuant to Rule 14a-8(i)(3) if the proposal is sufficiently "vague and indefinite" so as to be potentially misleading in violation of Rule 14a-9. *See, e.g. Capital One Financial Corp.* (Feb. 7, 2003) (proposal that the company's board adopt a policy that any board member receiving remuneration from the company, other than directors fees, in excess of $60,000 be considered an employee of the company excludable as "vague and indefinite") and *Pfizer, Inc.* (Feb. 18, 2003) (proposal requesting the company's board to grant all options to management and the board at no less than the "'highest stock price'" and that the options contain a buyout provision excludable as "vague and indefinite"). The fourth shareholder proposal contained in the Revised 2007 Submission states that the Company should "replace all monies invested or expended on this venture and replace the income lost by such funds not being in the investment portfolio." Even assuming that the reference to "this venture" refers to the Company's RINITS initiative, the rest of the proposal is so vague as to be impossible to carry out.

The Staff has further clarified that where a company and its shareholders might interpret a proposal differently, or where it is unclear what action the Company would take if the proposal were adopted, the proposal is sufficiently vague and indefinite as to justify exclusion. *See, e.g. Fuqua Industries, Inc.* (Mar. 12, 1991) (proposal providing for various prohibitions on major shareholders acting to compromise the ownership of other stockholders excludable because "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal") and *Gannett Co.* (Feb. 24, 1998) (proposal that set forth five general principles to be followed by the company excludable because "it is unclear what action the Company would take if the proposal were adopted"). The fourth proposal included in the Revised 2007 Submission does not make clear what actions the Company should take in order to "replace all monies invested or expended on [the RINITS] venture and replace the income lost by such funds not being in the investment portfolio." Furthermore, it is not clear whether the proponent wants the Company itself to replace the funds expended on the RINITS venture, or whether he actually wants the Company's directors to reimburse the Company for the expenditure of the funds, given that in the proponent's supporting statement, he discusses the directors' compensation and states that they "should be compensated for their efforts, but not for efforts beyond the scope of the insurance activity." For these reasons, the fourth proposal should be excluded under Rule 14a-8(i)(3) for violating Rule 14a-9 by being vague and misleading.

Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Revised 2007 Submission may properly be omitted from the proxy materials for the following reasons:

- under Rules 14a-8(c) and 14a-8(f)(1) because it contains multiple proposals;
- under Rule 14a-8(i)(7) because each of proposals 2 and 3 of the Revised 2007 Submission deals with a matter relating to the Company's ordinary business operations; or
- under Rule 14a-8(i)(3) because it violates Rule 14a-9 by being so vague and indefinite as to be misleading.

Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

* * *

Please be advised that the Company intends to mail its proxy materials for the 2007 Meeting on or before April 23, 2007.

Please acknowledge receipt of these materials by date-stamping the enclosed copy of this letter and returning it to our messenger, and contact the undersigned if you have any questions or comments regarding this letter or the Company's Statement.

Sincerely,

BELL, BOYD & LLOYD LLP

By: 
J. Craig Walker

cc: Mr. Bruce W. Breitweiser

810035/D/6

EXHIBIT A

Original 2007 Submission and Cover Letter

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

December 21, 2006

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd floor)
Hamilton HM HX
Bermuda

Via Federal Express

Re: Shareholder Proposal for 2007 Annual General Meeting

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. ("Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2007 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2007. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2007 Annual General Meeting.

You have my promise that the securities held in my behalf will continue to be held through the date of the 2007 Annual General Meeting.

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, IL 61701
Phone: (309) 827-0348
Fax: (309) 827-7858
E-mail: bbreitweiser@dbc-llp.com


RECEIVED
DEC 28 2006

Respectfully submitted,



The following proposal was submitted by Bruce W. Breitweiser, a stockholder of the Corporation. Mr. Breitweiser has informed the Corporation that his address is:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, Illinois 61701

And that he is the owner or beneficial owner of 882 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. direct the AmerInst Insurance Group, Ltd. Board of Directors to take whatever steps necessary, including changing the bye-laws, to:

1. Remove voting rights from its shares owned by its AmerInst Investment Company, Ltd., and

2. Discontinue funding any initiatives other than insurance of accountants' professional liability coverage, and

3. Arrange for the sale of any business known as "RINITS", to replace all monies invested or expended on this endeavor, and the income lost by such funds not being in the investment portfolio.

SUPPORTING STATEMENT SUBMITTED BY MR. BREITWEISER

"I served as a Director of AmerInst Insurance Group, Ltd. (AmerInst), and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer service is Chairman Katch.

The market for CPA shareholders of AmerInst desirous of selling their shares (and for estates of deceased shareholders) is the redemption of such shares by a wholly-owned subsidiary, AmerInst Investment Company, Ltd. (Investco). The voting proxy for Investco-owned shares is given to Board members of its parent company, AmerInst.

Only CPA shareholders should have voting rights. At September 30, 2006, Investco owned 231,785 shares, over 23% of the shares of AmerInst. The Board practice to provide liquidity to CPA shareholders through redemption will increase both the holdings of Investco and the control block of votes for Board proxy. As more shares are redeemed the Board will eventually control 51% of AmerInst.

My prior shareholder proposals, to prohibit Investco from voting the shares of AmerInst, were supported by a majority of the voting CPA shareholders.

AmerInst is a Company established to provide security to the practicing CPA profession for professional liability insurance. When fully disclosed, I believe the shareholders will disagree with the present Board practice of funding non-insurance initiatives, and compensating Board members for services rendered in these non-insurance initiatives. The 2005 compensation to Directors was $360,435. Directors should be compensated for their efforts, but not for efforts beyond the scope of the insurance activity.

The *Return to Our Mission* resolution gives all AmerInst CPA shareholders the opportunity to again send a clear message to the Board that they still oppose the present ability of the Board being able to influence, and possibly control, the outcome of any shareholder vote, and also oppose the direction of the Board to take the Company outside of the insurance activity.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

EXHIBIT B

Company Response

BELL BOYD
BELL, BOYD & LLOYD LLP

70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
312.372.1121 • Fax 312.827.8000

J. CRAIG WALKER
312.807.4321
jwalker@bellboyd.com
DIRECT FAX: 312.827.8179

January 9, 2007

VIA FEDERAL EXPRESS

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, Illinois 61701

Dear Mr. Breitweiser,

AmerInst Insurance Group, Ltd.

On behalf of our client, AmerInst Insurance Group, Ltd. (the "Company"), we are responding to your letter dated December 21, 2006, which was received by the Company on December 28, 2006, transmitting shareholder proposals for inclusion in the Company's proxy statement for its 2007 Annual General Meeting. Your proposals as submitted do not comply with Rule 14a-8.

Specifically, Rule 14a-8(c) states that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Your proposals are, in fact, three proposals, addressing three distinct matters. As you yourself have described them, the three proposals are as follows:

"1. Remove voting rights from its shares owned by its AmerInst Investment Company, Ltd., and

2. Discontinue funding any initiatives other than insurance of accountants' professional liability coverage, and

3. Arrange for the sale of any business know as "RINITS", to replace all monies invested or expended on this endeavor, and the income lost by such funds not being in the investment portfolio."

Including all of these proposals in one resolution does not alter the fact that they are, in fact, three different proposals.

You may comply with Rule 14a-8(c) by submitting a single revised proposal, addressing only one of the three matters covered in your original submission, within 14 days of the date you received this letter. You should understand that the Company reserves the right to omit your revised proposal if that omission is proper under Rule 14a-8, including for the reasons set forth in paragraph (i), as well as paragraph (c), of that rule, and may seek a no-action letter from the Securities and Exchange Commission with respect to that omission.

The Company has asked us to remind you that you revised your proposal of last year (to limit the voting of Company shares owned by AmerInst Investment Company, Ltd.) to make it advisory, based on the comments of the staff of the Securities and Exchange Commission to the effect that the mandatory nature of the proposal was improper. Therefore any revised proposal you submit should be cast as advisory rather than mandatory (i.e., by changing the word "direct" to "advise" or "recommend").

We are providing a copy of this letter, together with a copy of your proposals, to the Office of Chief Counsel, Division of Corporation Finance, of the Securities and Exchange Commission. If you have any questions concerning this letter, please contact the undersigned.

Very truly yours,



J. Craig Walker

JCW:dar

Copy (w/encl.) to Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

December 21, 2006

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd floor)
Hamilton HM HX
Bermuda

Via Federal Express

Re: Shareholder Proposal for 2007 Annual General Meeting

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. ("Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2007 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2007. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2007 Annual General Meeting.

You have my promise that the securities held in my behalf will continue to be held through the date of the 2007 Annual General Meeting.

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, IL 61701
Phone: (309) 827-0348
Fax: (309) 827-7858
E-mail: bbreitweiser@dbc-llp.com

Respectfully submitted,




RECEIVED
DEC 28 2006

The following proposal was submitted by Bruce W. Breitweiser, a stockholder of the Corporation. Mr. Breitweiser has informed the Corporation that his address is:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, Illinois 61701

And that he is the owner or beneficial owner of 882 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. direct the AmerInst Insurance Group, Ltd. Board of Directors to take whatever steps necessary, including changing the bye-laws, to:

1. Remove voting rights from its shares owned by its AmerInst Investment Company, Ltd., and

2. Discontinue funding any initiatives other than insurance of accountants' professional liability coverage, and

3. Arrange for the sale of any business known as "RINITS", to replace all monies invested or expended on this endeavor, and the income lost by such funds not being in the investment portfolio.

SUPPORTING STATEMENT SUBMITTED BY MR. BREITWEISER

"I served as a Director of AmerInst Insurance Group, Ltd. (AmerInst), and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer service is Chairman Katch.

The market for CPA shareholders of AmerInst desirous of selling their shares (and for estates of deceased shareholders) is the redemption of such shares by a wholly-owned subsidiary, AmerInst Investment Company, Ltd. (Investco). The voting proxy for Investco-owned shares is given to Board members of its parent company, AmerInst.

Only CPA shareholders should have voting rights. At September 30, 2006, Investco owned 231,785 shares, over 23% of the shares of AmerInst. The Board practice to provide liquidity to CPA shareholders through redemption will increase both the holdings of Investco and the control block of votes for Board proxy. As more shares are redeemed the Board will eventually control 51% of AmerInst.

My prior shareholder proposals, to prohibit Investco from voting the shares of AmerInst, were supported by a majority of the voting CPA shareholders.

AmerInst is a Company established to provide security to the practicing CPA profession for professional liability insurance. When fully disclosed, I believe the shareholders will disagree with the present Board practice of funding non-insurance initiatives, and compensating Board members for services rendered in these non-insurance initiatives. The 2005 compensation to Directors was $360,435. Directors should be compensated for their efforts, but not for efforts beyond the scope of the insurance activity.

The *Return to Our Mission* resolution gives all AmerInst CPA shareholders the opportunity to again send a clear message to the Board that they still oppose the present ability of the Board being able to influence, and possibly control, the outcome of any shareholder vote, and also oppose the direction of the Board to take the Company outside of the insurance activity.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

EXHIBIT C

Revised 2007 Submission and Cover Letter

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

January 22, 2007

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd floor)
Hamilton HM HX
Bermuda

via Federal Express

Re: Shareholder Proposal for 2007 Annual General Meeting - Revised

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, and in reference to a letter of January 9, 2007 from Mr. J. Craig Walker, I am presenting a proper shareholder proposal (revised) for inclusion in the proxy statement for consideration at the 2007 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the revised proposal be mailed in time sufficient to be submitted to the Company no later than January 24, 2007. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2007 Annual General Meeting.

You have my promise that the securities held in my behalf will continue to be held through the date of the 2007 Annual General Meeting.

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, IL 61701
Phone: (309) 827-0348
Fax: (309) 827-7858
E-mail: bbreitweiser@dbc-llp.com

Respectfully submitted,



Bruce W. Breitweiser


RECEIVED
JAN 24 2007

cc (with enclosure) to: Mr. J. Craig Walker
Bell, Boyd and Lloyd LLP
70 West Madison Street, Suite 3100
Chicago, IL 60602-4207

The following proposal was submitted by Bruce W. Breitweiser, a stockholder of the Corporation. Mr. Breitweiser has informed the Corporation that his address is:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, Illinois 61701

And that he is the owner or beneficial owner of 882 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. request the Board of Directors implement a plan of action in 2007 to: (1) remove voting rights from its shares owned by AmerInst Investment Company, Ltd., (2) discontinue funding any initiatives other than insurance of accountants' professional liability coverage, (3) arrange for the sale of any business known as "RINITS", and (4) replace all monies invested or expended on this venture and replace the income lost by such funds not being in the investment portfolio."

SUPPORTING STATEMENT SUBMITTED BY MR. BREITWEISER

"I served as a Director of AmerInst Insurance Group, Ltd. (AmerInst), and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer service is Chairman Katch.

The market for CPA shareholders of AmerInst desirous of selling their shares (and for estates of deceased shareholders) is the redemption of such shares by a wholly-owned subsidiary, AmerInst Investment Company, Ltd. (Investco). The voting proxy for Investco-owned shares is given to Board members of its parent company, AmerInst.

Only CPA shareholders should have voting rights. At September 30, 2006, Investco owned 231,785 shares, over 23% of the shares of AmerInst. The Board practice to provide liquidity to CPA shareholders through redemption will increase both the holdings of Investco and the control block of votes for Board proxy. As more shares are redeemed the Board will eventually control 51% of AmerInst.

My prior shareholder proposals, to prohibit Investco from voting the shares of AmerInst, were supported by a majority of the voting CPA shareholders.

AmerInst is a Company established to provide security to the practicing CPA profession for professional liability insurance. When fully disclosed, I believe the shareholders will disagree with the present Board practice of funding non-insurance initiatives, and compensating Board members for services rendered in these non-insurance initiatives. The 2005 compensation to Directors was $360,435. Directors should be compensated for their efforts, but not for efforts beyond the scope of the insurance activity.

The *Return to Our Mission* resolution gives all AmerInst CPA shareholders the opportunity to again send a clear message to the Board that they still oppose the present ability of the Board being able to influence, and possibly control, the outcome of any shareholder vote, and also oppose the direction of the Board to take the Company outside of the insurance activity.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

February 28, 2007

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. 2007 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

This letter is in response to the February 2, 2007 letter from counsel for AmerInst Insurance Group, Ltd. I do not believe that my Revised 2007 Submission (proposal) should be omitted by the Company from its 2007 proxy materials.

<u>My Intent</u>

I am one of the approximately 2,000 remaining shareholders of this Company. My proposal is a request of the Board of Directors to implement a plan of action in 2007. This plan of action includes the steps that I strongly believe are prudent to return the Company to its original purpose. This purpose is clearly presented by counsel in his February 2, 2007 letter:

> "The result was the formation of the Company, which initially was intended to directly insure individual CPAs and small CPA firms. When the market for accountants' professional liability insurance improved sooner than expected, this intention evolved into the Company reinsuring the accountants' malpractice liability insurance policies underwritten on a primary basis by the commercial underwriter endorsed by the PLIP (AICPA – Professional Liability Insurance Plan Committee)."

The plan of action requested in my proposal has four components. Though each may be viewed as a distinct course of action, they are aggregated to effect an overall action (plan) that will discontinue the present conditions and activities that contradict the original intent of this Company.

My proposal is a request, rather than a requirement, of the Board of Directors. Nonetheless I strongly believe that the voting response of the CPA shareholders, notwithstanding the present voting block controlled by the Board of Directors and which has been the center of my proxy submissions in previous years, is important.

My Annual Restatement of a 2005 Misrepresentation

Counsel states, on page 4 of his February 2, 2007 letter:

> "Since he was the only person who had expressed any then-current interest in acquiring the Company, this was a transparent attempt to ask shareholders to recommend a sale to himself."

I again this year repeat my 2005 response to this same statement: it is false and misleading. There had been other parties interested in purchasing AmerInst. The present Chairman of the Board and I had served on the Board together during the period of a recurring offer. Although I may have been the only person approaching the Board at that time, my 2004 proposal, included in the proxy materials, asked for a prompt sale to a "suitable bidder at a price that will maximize shareholder value". I fully expected any number of qualified and interested bidders to emerge. There was no mention of concern of a recommended sale to me expressed by the Chairman in any of his responses or rebuttals to my proposal. The Board would have diligently pursued the proposal with AmerInst "in play" and it would have looked to outside experts for a fairness opinion on price. This is the same process that was followed when proposals for purchase were received at the time I served on the Board of AmerInst.

My 2005 Proposal and the Voting of the CPA Shareholders

My 2005 proposal is set forth below:

> "Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of voting shares of AmerInst Insurance Group, Ltd. owned by AmerInst Investment Company, Ltd., (treasury shares)."

I emphasize my choice of the word "require" in the context of the 2005 proposal as compared to further explanation in that proposal:

> "The primary purpose of the *No Voting of Treasury Shares Proposal* is to compel the Board of Directors to comply with United States laws. Even though it may be legal under Bermuda law, the voting of shares of treasury shares was not a reason for moving the Company to Bermuda."
>
> "Another purpose of the *No Voting of Treasury Shares Proposal* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they do not

> support the present practice of the Board being able to influence, and possibly control, the outcome of any shareholder vote."

Though the Board voted the block of stock it has acquired and was able to technically defeat my proposal, the result of the voting of the CPA shareholders was 60% in favor of my 2005 proposal. The Chairman acknowledged at the annual meeting the clear significance of this result.

Board Action in Response to My 2005 Proposal

Notwithstanding the clear 2005 message from the voting majority of the CPA shareholders, the response of the Board was only a policy to discontinue voting in certain circumstances. A policy does not satisfy the action expressed by the majority of the CPA shareholders. I strongly oppose the present practice of the Board being able to influence and control the outcome of any shareholder vote.

My 2006 Proposal and the Voting of the CPA Shareholders

My 2006 proposal is set forth below:

> "Resolved that the shareholders of AmerInst Insurance Group, Ltd. recommend the AmerInst Insurance Group, Ltd. Board of Directors to take whatever steps necessary, including changing the bye-laws, to remove voting rights from its shares owned by AmerInst Investment Company, Ltd."

Counsel for the Company accurately stated, on page 2 of his February 13, 2006 letter, the requirements of the then-U.S. bylaws:

> "That (i) all stockholders must be, individually or corporately, certified public accountants, practicing in a firm of fewer than 250 professionals, and members of the AICPA or a similar state society, and (ii) all transfers of shares of the Company's stock be approved by the Board of Directors of the Company (the "Board"). Further, at the time of the initial sale of shares by the Company, the Company adopted a policy to prevent control by any one or several firms by limiting stock ownership to 2,000 shares."

The shares accumulated by the Board via AmerInst Investment Company, Ltd. are in direct conflict with any intent "to prevent control by any one or several firms by limiting stock ownership...."

Though the Board voted the block of stock it has acquired and was able to technically defeat my proposal, the result of the voting of the CPA shareholders was 53% in favor of my 2006 proposal.

My 2007 Proposal

My 2007 proposal is set forth below:

> "Resolved that the shareholders of AmerInst Insurance Group, Ltd. request the Board of Directors implement a plan of action in 2007 to (1) remove voting rights from its shares owned by AmerInst Investment Company, Ltd., (2) discontinue funding any initiatives other than insurance of accountants' professional liability coverage, (3) arrange for the sale of any business known as "RINITS", and (4) replace all monies invested or expended on this venture and replace the income lost by such funds not being in the investment portfolio."

My Response to Statements by Counsel

Counsel provides three reasons why my proposal may be omitted from the proxy materials. I disagree with each reason and submit to you, with the intent of simplicity, my support thereof.

My original 2007 submission and my revisions thereto do not contain separate shareholder proposals. My proposal is a plan of action and I have delineated specific steps in this plan. My intention is to avoid ambiguity in requesting only a plan. I added the specific action steps that alter those present conditions and initiatives implemented by the Company and that conflict with the original intent.

The Company should exclude a proposal that deals with ordinary business operations. My proposal, however, is requesting a plan of action to disengage the present conditions and initiatives that are extraordinary to the original intent of this Company. These directions of the Board are anything but ordinary business operations when, for example, they are viewed in the representations of the initial public security offering of this Company or the prudent retention of capital for the purpose of insurance for CPAs and small CPA firms.

While I am certainly willing to consider revisions to my proposal (now my Revised 2007 Submission) to clarify points that are fairly considered "vague and indefinite", the third and fourth action points of the requested plan are not "vague and indefinite". I strongly believe the Company should discontinue what I will generally refer to as non-reinsurance initiatives, and to adopt steps in the plan of action to return the investment portfolio of the Company to the position it would have been had the expenses of this (so far) research initiative not been expended. One of my advisors has commented that action step (4) essentially provides a minimum price for the sale of the venture stated in action step (3).

The Simple Solution

Return this Company to its mission with a plan that will:

1. Vest voting rights only in the CPA shareholders.
2. Focus resources solely on the insurance of accountants' professional liability coverage.
3. Sell the business venture referred to as RINITS.
4. Return the investment portfolio to the position it would have been had the RINITS venture not been funded.

Please be so kind as to acknowledge receipt by date-stamping the enclosed copy of this letter and returning it in the postage-paid, self-addressed envelope provided for your convenience. Please contact me if you have any questions or comments regarding this letter or my proposal by mail as above, by telephone at (309) 829-9888 ext. 206, or by email at bbreitweiser@dbc-llp.com.

Respectfully submitted,



Bruce W. Breitweiser

BWB:eej

cc: Mr. J. Craig Walker

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmerInst Insurance Group, Ltd.
Incoming letter dated February 2, 2007

The proposals request that the board of directors implement a plan of action to remove voting rights from shares owned by AmerInst Investment Company, Ltd., discontinue funding initiatives other than insurance of accountants' professional liability coverage, arrange for the sale of any business known as "RINITS", and replace all monies invested or expended on this venture and replace the income lost by such funds not being in the investment portfolio.

There appears to be some basis for your view that AmerInst may exclude the proposals under rule 14a-8(f) because the proponent exceeded the one proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if AmerInst omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AmerInst relies.

Sincerely,



Tamara M. Brightwell
Special Counsel

END